FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1. 2.	RIM’s Secure Element Manager Solution to Power NFC Mobile Payments in Canada Strategy Analytics Research Study finds the BlackBerry Enterprise Solution to have lowest Total Cost of Ownership	2 5

Document 1

October 22, 2012

FOR IMMEDIATE RELEASE

RIM’s Secure Element Manager Solution to Power NFC Mobile Payments in Canada

WATERLOO, ONTARIO-- Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) today announced that it has been selected by EnStream LP, a joint venture of Bell Mobility Inc., Rogers Wireless Partnership and TELUS Communications Company, to provide its Secure Element Manager (SEM) solution to manage credentials on wireless handsets in Canada that support Near Field Communication (NFC) services. NFC is the technology that can make secure, convenient and contactless mobile payments a reality for Canadian wireless handset users.

RIM's SEM solution is designed to securely manage credentials on SIM (subscriber identity module) cards installed in all types of mobile devices, including BlackBerry(R) smartphones, Android(TM) devices, and Windows phones. "We selected RIM for their long-standing relationships with mobile operators and financial institutions, and their track record of operating a secure network for connected services," said Almis Ledas, Chief Operating Officer of EnStream. "By adopting the secure GSMA Global Platform standard and using SEM infrastructure hosted and operated by RIM, consumers and financial institutions can have full confidence in financial credentials enabled through EnStream."

"More than 1 in 4 smartphones shipped worldwide in 2013 is expected to include NFC technology," said senior practice director Jeff Orr of market intelligence firm ABI Research. "With an additional 5 million NFC-enabled smartphones shipping to Canada next year and upwards of 65 million over the next 5 years, consumers will increasingly turn to mobile payments instead of a separate debit or credit card."

"RIM is very pleased to play a key role in this Canadian mobile payments solution," said Andrew MacLeod, Managing Director for Canada at RIM. "Working with EnStream, we're delivering a service that will enable speed, security and convenience in mobile, contactless payment. RIM's SEM solution will help deliver mobile payments and other NFC services to all carriers across all handset platforms that support NFC technology in Canada."

Through the infrastructure that RIM's SEM solution provides, financial institutions in Canada will have a single gateway allowing them to support any customer with an NFC-enabled smartphone that wants to enable a "mobile wallet" application. RIM's SEM solution provides the infrastructure that will securely manage information credentials for NFC payments, which can be used by any financial institution, carrier, or smartphone.

"For banks and for Canadian consumers, RIM's SEM solution is designed to make payment with your smartphone both seamless and secure. Whether you're filling your gas tank, picking up a coffee, or buying groceries, making a purchase will be as simple as tapping your smartphone," added MacLeod.

RIM has been recognized as a leader in providing mobile payments for some time with BlackBerry smartphones becoming one of the first smartphones to be certified for SIM-secure NFC payments using MasterCard PayPass(R), and are also approved for use with Visa(R) payWave. More recently, RIM announced the ability to use NFC-enabled BlackBerry smartphones to replace access badges for buildings with secure entry requirements.

Currently, a range of BlackBerry(R) 7 smartphones, including the BlackBerry(R) Bold(TM) series and select BlackBerry(R) Curve(TM) smartphones, are NFC-enabled.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry(R) solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

 Contacts:
Research In Motion
Patti McKague
Sr. Public Relations Manager
519-888-7465 ext. 71384
pmckague@rim.com

Document 2

October 22, 2012

FOR IMMEDIATE RELEASE

Strategy Analytics Research Study finds the BlackBerry Enterprise Solution to have lowest Total Cost of Ownership
Study over one year shows that securely managing non-BlackBerry devices using a ‘Walled Garden’ approach is 39% more expensive

Waterloo, Ontario and London, UK – October 22, 2012 – According to a new research study from Strategy Analytics, the BlackBerry® Enterprise Solution not only provides the most secure mobile platform but also the lowest total cost of ownership (TCO) for mobile deployments.

The study, commissioned by Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM), considered typical industry best practices, using the UK government as an example. The entire mobile solution was examined, including device management and devices themselves for a 100 user smartphone deployment running at IL2*, the minimum security standard for all Government departments including schools, health departments and local government. It compared two recommended approaches to mobility: the BlackBerry Enterprise Solution and a ‘Walled Garden’ approach to mobility where any non-BlackBerry device is given VPN access to a secure limited zone on a network and is managed by third-party mobile device management software. After one year, the cost to securely manage non-BlackBerry devices using a Walled Garden architecture was found to be 39% more expensive than BlackBerry devices in a BlackBerry Enterprise Server (BES) deployment. The analysis further indicated that a Walled Garden approach would continue to cost more than the BlackBerry solution in subsequent years.

“This study highlights that the cost of setting up and managing devices using a ‘Walled Garden’ architecture is more expensive than using BlackBerry Enterprise Server with BlackBerry smartphones,” said Andrew Brown, Director of Enterprise Research at Strategy Analytics. “When looking to define a cost-efficient, long-term enterprise mobility strategy, we would caution all organisations across both the public and private sectors to look at the total cost of supporting multiple devices with multiple operating systems over several years.”

Strategy Analytics also assessed the security of the BlackBerry® 7, Apple iOS® 5, Symbian S60 and Windows Phone 7 (WP7) operating systems, using eleven key threats as a framework. The BlackBerry solution proved the most secure, scoring a low-threat level in ten of the eleven categories. The report also found that the end-to-end architecture of the BlackBerry solution, including encryption for data-at-rest and in transit, mitigates the maximum amount of risk and offers essential support for corporate IT policies.

“OEMs and device OS manufacturers need to ensure greater technical controls on their platforms to limit platform vulnerabilities and other operating systems have a long way to go before they can be considered viable options,” concluded Brown.

Scott Totzke, Senior Vice President, BlackBerry Security Group at RIM said, “As the only mobile solution to be approved by the UK government to protect material classified up to and including ‘Restricted’, the BlackBerry Enterprise Solution continues to set the standard for mobile security. This research study also further underlines that at a time when all types of organisations are looking to drive efficiencies, the BlackBerry solution remains the most cost-effective enterprise mobility option.”

~ends~

For a copy of the full report, please visit:
http://uk.blackberry.com/business/StrategyAnalyticsReport.pdf

Notes to editors

*Excerpts and tables from Strategy Analytics report follow below:

As with most businesses, Levels IL2, IL3 require adherence to so-called “CIA” standards, where Confidentiality (C) means that data cannot be eavesdropped or stolen, Integrity (I) means that data cannot be changed or corrupted, Availability (A) means that in the presence of certain kinds of attacks the system retains its ability to provide communications services.

IL2 is the security level which the UK Government believes that all service providers should be operating at and should be implemented across the public sector. IL3, with its requirement for enhanced data security (C, I) carries more stringent and potentially expensive requirements, necessary to maintain the confidentiality and integrity of data.

The optimal solution encompasses a layered security approach. A solution should incorporate:
•	High level cryptographic standards such as AES 256 and/or Triple DES and can take account of securing data in transit and data at rest.
•	Device Operating Systems must be secured using comprehensive device management, encompassing a comprehensive range of IT polices that can be enforced through a central, administrative console.
•
Devices themselves need a high number of technical controls that do not require user intervention and can be administratively controlled; a reliance on procedural or manual controls opens the way for a higher degree of residual risk.

TABLES:

Figure 9: Strategy Analytics: Operating System Threat Analysis Summary

Source: Strategy Analytics

Overall TCO for Year 1 & Year N:  BlackBerry & Walled Garden Architecture (100 Users)

Source: Strategy Analytics

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Morgan Evans                                                                Gene Nakonechny
Research In Motion                                                       Research In Motion
moevans@rim.com                                                        gnakonechny@rim.com
+44 (0) 17 5366 7175                                                       +1 519 597 5018

RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 23, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO